Fact Sheet for Term Sheet No. 2127AZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated July 31, 2014

Capped Knock-Out Notes Linked to the Performance of WTI Crude Oil Futures Contracts due December 18, 2015
Receive greater of contingent minimum return and leveraged underlying return, up to a cap, if the downside barrier is not breached; full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the nearby month's WTI crude oil futures contract (the "**Underlying**"). If the Final Price is greater than or equal to the Knock-Out Price (85.00% of the Initial Price), a Knock-Out Event has not occurred and investors will be entitled to receive at maturity a return on their investment equal to the *greater* of (a) the Contingent Minimum Return of 6.40% and (b) 3 *times* the Underlying Return, subject to the Maximum Return of 21.00%. However, if the Final Price is less than the Knock-Out Price, a Knock-Out Event will have occurred and, for each $1,000 Face Amount of notes, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons and investors should be willing to lose a significant portion or all of their initial investment if a Knock-Out Event occurs. Any payment on the notes is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	25152RNF6
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Maturity/Tenor:	Approximately 16 months and 2 weeks
Underlying:	The nearby month's West Texas Intermediate ("WTI") crude oil futures contract traded on the New York Mercantile Exchange ("NYMEX") (Bloomberg Page: CL1 <Comdty>)
Face Amount:	$1,000
Knock-Out Event:	A Knock-Out Event occurs if the Final Price is less than the Knock-Out Price.
Knock-Out Price:	85.00% of the Initial Price
Contingent Minimum Return:	6.40%. The actual Contingent Minimum Return will be determined on the Trade Date and will not be less than 6.40%.
Maximum Return:	21.00%. Accordingly, the maximum Payment at Maturity will be $1,210.00 per $1,000 Face Amount of notes.
Upside Leverage Factor:	300.00%
Payment at Maturity:	• If a Knock-Out Event has not occurred: $1,000 + ($1,000 x the *greater* of (a) Contingent Minimum Return and (b) Underlying Return x Upside Leverage Factor, subject to Maximum Return) • If a Knock-Out Event has occurred: $1,000 + ($1,000 x Underlying Return)
Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price:	The Closing Price of the Underlying on the Trade Date, determined by reference to the September 2014 WTI crude oil futures contract.
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates, determined by reference to the January 2016 WTI crude oil futures contract.
Closing Price:	On any day of calculation, the official settlement price per barrel of WTI crude oil on NYMEX of the futures contract set to expire in the applicable nearby month, stated in U.S. dollars, as made public by NYMEX (Bloomberg: CL1 <Comdty>) on such day, subject to adjustment as described in the accompanying term sheet No. 2127AZ.
Trade Date:	August 1, 2014
Settlement Date:	August 6, 2014
Averaging Dates:	December 9, 2015, December 10, 2015, December 11, 2015, December 14, 2015 and December 15, 2015
Maturity Date:	December 18, 2015
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as agents for the notes. The agents will receive a fee from the Issuer that will not exceed $12.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2127AZ.

The Issuer's estimated value of the notes on the Trade Date is approximately $968.00 to $988.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2127AZ for additional information.

For more information regarding this offering, please refer to the term sheet No. 2127AZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314005333/dp48345_fwp-ts2127az.htm.

Note Characteristics

- Opportunity to receive a return on the notes equal to the greater of (a) the Contingent Minimum Return and (b) the Underlying Return times the Upside Leverage Factor, subject to the Maximum Return, if a Knock-Out Event has not occurred
- Full downside exposure if a Knock-Out Event occurs

Risk Considerations

- Appreciation potential is capped by the Maximum Return.
- You will lose a significant portion or all of your investment in the notes if a Knock-Out Event occurs.
- Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knock-Out Event
Payout Without Knock-Out Event
Return on Notes (%)
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
Underlying Return (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For each $1,000 Face Amount of notes, investors will receive at maturity an amount based on (i) whether a Knock-Out Event has occurred and (ii) the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the $1,000 Face Amount of notes, the Maximum Return of 21.00%, the Knock-Out Price of 85.00% of the Initial Price and the Upside Leverage Factor of 300.00% and assume a Contingent Minimum Return of 6.40%. The Contingent Minimum Return will be determined on the Trade Date and will not be less than 6.40%.

	A Knock-Out Event Has Not Occurred		A Knock-Out Event Has Occurred
Underlying Return (%)	Return on the Notes (%)	Payment at Maturity ($)	Return on the Notes (%)	Payment at Maturity ($)
100.00%	21.00%	$1,210.00	N/A	N/A
80.00%	21.00%	$1,210.00	N/A	N/A
50.00%	21.00%	$1,210.00	N/A	N/A
20.00%	21.00%	$1,210.00	N/A	N/A
15.00%	21.00%	$1,210.00	N/A	N/A
10.00%	21.00%	$1,210.00	N/A	N/A
7.00%	21.00%	$1,210.00	N/A	N/A
5.00%	15.00%	$1,150.00	N/A	N/A
2.50%	7.50%	$1,075.00	N/A	N/A
0.00%	6.40%	$1,064.00	N/A	N/A
-5.00%	6.40%	$1,064.00	N/A	N/A
-10.00%	6.40%	$1,064.00	N/A	N/A
-15.00%	6.40%	$1,064.00	N/A	N/A
-20.00%	N/A	N/A	-20.00%	$800.00
-50.00%	N/A	N/A	-50.00%	$500.00
-80.00%	N/A	N/A	-80.00%	$200.00
-100.00%	N/A	N/A	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and the Underlying Return. If the Final Price is less than the Knock-Out Price, a Knock-Out Event occurs and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment at maturity is subject to our ability to meet our obligations as they become due.

THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN — If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return equal to the greater of the Contingent Minimum Return and the product of the Underlying Return and the Upside Leverage Factor, subject to the Maximum Return. Therefore, the maximum Payment at Maturity will be $1,210.00 per $1,000 Face Amount of notes, reflecting the Maximum Return of 21.00%, and you will not participate in any increase in the price of the Underlying in excess of 7.00%.

YOU WILL NOT BE ENTITLED TO THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS — If the Final Price is less than the Knock-Out Price, you will not be entitled to receive the Contingent Minimum Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE NOTES — Commodity futures contracts such as the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of the Underlying. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, a future regulatory change may cause a Commodity Hedging Disruption Event to occur or may increase the likelihood that a Commodity Hedging Disruption Event will occur during the term of the notes. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the Underlying. Additionally, other market participants are subject to the same regulatory issues and may decide, or be required, to sell their positions in the Underlying. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the Underlying and therefore, the value of the notes.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of WTI crude oil futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of WTI crude oil futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

THE NOTES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The notes offer investors exposure to the price of NYMEX-traded WTI crude oil futures contracts and not to the spot price of WTI crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING OR OTHER RELATED CONTRACTS — The return on your notes may not reflect the return you would have realized if you had directly invested in the Underlying, or any exchange-traded or over-the-counter instruments based on the Underlying. For instance, your return on the notes is limited to the Maximum Return regardless of any appreciation of the Underlying, which could be significant.

PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors that tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about such factors and speculative activity also cause commodities prices to fluctuate. Such factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Underlying and, as a result, the market value of the notes, and any payments you may receive in respect of the notes.

CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR WTI CRUDE OIL FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The notes are linked to the performance of futures contracts on an underlying physical commodity, WTI crude oil. Changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. Because the Initial Price and the Closing Price on each Averaging Date will be determined by reference to the applicable nearby month’s futures contract specified herein, the value of the notes may be less than would otherwise be the case if the Initial Price and the Closing Price on each Averaging Date would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits could adversely affect the price of the Underlying and, therefore, the value of the notes.

THE NOTES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO WTI CRUDE OIL AS A COMMODITY — WTI crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.

A DECISION BY NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE Underlying — If NYMEX increases the amount of collateral required to be posted to hold positions in the Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Underlying to decline significantly.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. We or our affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade or sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, the Closing Price on each Averaging Date, the Final Price, the Underlying Return and the amount, if any, that we will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Closing Price is not available (or is published in error) on an Averaging Date. The calculation agent will also be responsible for determining whether a Commodity Hedging Disruption

Event and/or a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2127AZ entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2127AZ for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.2127AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 2127AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.